1 May 2002
Number: 24/02

BHP BILLITON ANNOUNCES THIRD QUARTER GROUP TURNOVER OF

US$4.3 BILLION, EBIT OF US$761 MILLION AND PROFIT OF US$406 MILLION

The BHP Billiton Group today announced financial results for the quarter ended 31 March 2002. Group turnover totalled US$4.3 billion compared to Group turnover of $US4.7 billion for the corresponding period, a decrease of approximately US$400 million or 8 per cent.

Earnings Before Interest and Tax (EBIT) was US$761 million for the third quarter, a decrease of US$209 million or 22 per cent compared to the corresponding period last year. Attributable profit was US$406 million for the quarter, a decrease of US$198 million or 33 per cent compared to the quarter ended March 2001.

The quarter ended March 2001 included an exceptional item, which decreased profit for the period to US$194 million. As a result, after exceptional items, the March 2002 profit rose US$212 million or 109 per cent compared to the corresponding quarter last year.

BHP Billiton CEO and Managing Director Paul Anderson said: "This is a sound result in the face of difficult market conditions. Earnings in the Base Metals business were impacted by our voluntary decision to reduce production, which was precipitated by our desire to maximise the long-term value of that business. Although petroleum prices have recently recovered, the March quarter realisations were significantly below the corresponding period. The Steel business continued to be impacted by difficult international market conditions. Despite the tough environment the Aluminium, Carbon Steel, Energy Coal and Diamonds businesses generated EBIT results that equalled or exceed the corresponding period."

EBIT for the March 2002 quarter rose US$31 million or 4 per cent compared to the quarter ended 31 December 2001. Mr Anderson said: "The result again demonstrates the significant benefits of the commodity, market and geographic diversity that is a distinguishing feature of the BHP Billiton Group."

Compared with the corresponding quarter last year, lower commodity prices for base metals, crude oil, aluminium, steel and stainless steel materials impacted turnover by approximately US$260 million. Stronger prices for metallurgical coal and energy coal partially offset the downward price movements and positively impacted turnover by US$80 million for the quarter period.

After adjustment for price-linked costs, the net impact on EBIT of price changes was approximately US$125 million negative. Favourable foreign currency movements of US$75 million in part offset this overall net decline in prices.

Basic earnings per share were US6.7 cents for the quarter ended 31 March 2002, compared with the corresponding period of US10.1 cents before exceptional items and US3.2 cents after exceptional items.

Growth

During the quarter, BHP Billiton approved the development of the Zamzama gas field in Pakistan (US$40m) and committed to its first ultra-deepwater development in the Gulf of Mexico, United States, with the sanctioning of the Mad Dog oil and gas field (US$335m). An additional investment in two pipeline systems that will transport hydrocarbons from the Mad Dog and Atlantis fields (US$100m) was sanctioned to maximise the potential of the Group's holdings in the Atwater Foldbelt.

In addition, BHP Billiton approved the expansion of the Hillside (South Africa) aluminium smelter (US$450m) to increase production capacity by 25 per cent and further lower the unit costs of this world-class asset. The Group also increased its interest in the Cerrejon Zona Norte (CZN) energy coal mine in Colombia by acquiring International Colombia Resources Corporation (Intercor), in conjunction with its partners.

More recently, BHP Billiton announced a joint venture with major customer POSCO and approved the development of a new iron ore mine at Mining Area C and an expansion of its Pt Hedland port and rail facilities (US$514m), both in the Pilbara region of Western Australia.

BHP Billiton Deputy CEO Brian Gilbertson said: "Since January this year, we have committed over US$1.4 billion to new growth projects. Our project 'pipeline' remains a significant value driver for the Group."

Portfolio Management

During the quarter, BHP Billiton announced the planned closure of the Tower metallurgical coal colliery in New South Wales (Australia). The withdrawal from the Ok Tedi copper mining operations in Papua New Guinea was completed with the transfer of its 52 per cent equity holding to a sustainable development fund that will operate for the benefit of the Papua New Guinean people.

The demerger of BHP Steel remains on schedule. The scheme document and prospectus for the demerger is due for release in May with Extraordinary Shareholders Meetings planned for late June to seek approval for the transaction from BHP Billiton Limited and Plc shareholders.

BoodarieTM Iron

Force majeure on sales contracts and some supply contracts at the BoodarieTM Iron plant in north Western Australia remains in place pending finalisation of plant rectification works underway.

Outlook

Mr Gilbertson said: "Although there have been some signs of a modest improvement in the global economic environment, concerns remain about the strength and sustainability of the recovery. Industry stock levels for a number of our major commodities remain high and we see little evidence of an increase in demand by the ultimate customers of many of our products. This situation will limit price increases for those commodities, at least in the short term, and combined with the weakening of the US dollar, will continue to impact on our earnings.

"In these challenging conditions, our cash generation remains strong thanks to the quality of our assets and our well-diversified portfolio. EBITDA for the quarter was US$1.2 billion (compared to US$1.4 billion in the corresponding period last year) and US$3.7 billion for the year to date (compared to US$4.1 billion).

Dividend

The BHP Billiton Directors announced a final dividend of 6.5 US cents per fully paid ordinary share to be paid on 3 July 2002 by BHP Billiton Limited and BHP Billiton Plc. The BHP Billiton Limited dividend is fully franked for Australian taxation purposes. The record date for both BHP Billiton Limited and BHP Billiton Plc shareholders will be 7 June 2002.

As the BHP Billiton Group generates cash flows primarily in US dollars, dividends are determined and declared in US dollars. The rates of exchange applicable two business days before the declaration date are used for conversion. For the July 2002 dividend, conversion from US currency was at exchange rates applicable on 29 April 2002.

Further details are available in the full BHP Billiton Third Quarter Results Release.

The financial information included in this release is prepared in accordance with UK generally accepted accounting principles (GAAP). The third quarter results are discussed in more detail in the attachment, the BHP Billiton Third Quarter Report 31 March 2002. The attachment is also prepared in accordance with UK GAAP, except for information set out on page 32, which contains financial results prepared in accordance with Australian GAAP and presented in Australian dollars.

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

BHP BILLITON RESULTS FOR THE QUARTER ENDED

31 MARCH 2002

HIGHLIGHTS

  Sound quarterly result in the face of difficult market conditions with strong cash generation as evidenced by EBITDA of US$1.2 billion.

  Turnover US$4.3 billion, EBITDA US$1.2 billion and attributable profit US$406 million.

  Financial year to date turnover US$13.2 billion, EBITDA US$3.7 billion and attributable profit US$1.6 billion.

  Final dividend of 6.5 US cents to be paid on 3 July 2002.

  Commitment to growth - US$2.4 billion in new growth projects sanctioned since the merger.

  Little evidence of increases in demand by the ultimate customers of many of our products.

  BHP Steel demerger on track for completion about the middle of this year.

		Quarter ended 31 March		Nine months ended 31 March
		2002	2001	2002	2001
		US$M	US$M	US$M	US$M

Group turnover (1)		4 282	4 674	13 176	14 070

EBITDA (1)(2)
-	excluding exceptional items	1 184	1 397	3 698	4 077
-	including exceptional items	1 184	877	3 698	3 557

EBIT (1)(3)
-	excluding exceptional items	761	970	2 412	2 840
-	including exceptional items	761	450	2 412	2 320

Attributable profit
-	excluding exceptional items	406	604	1 604	1 762
-	including exceptional items	406	194	1 604	1 352

Basic earnings per share (US cents)
-	excluding exceptional items	6.7	10.1	26.6	29.7
-	including exceptional items	6.7	3.2	26.6	22.8

EBITDA interest coverage (times)(4)
-	excluding exceptional items	15.6	8.6	10.8	8.9
-	including exceptional items	15.6	5.4	10.8	7.7

(1)	Including the group's share of joint ventures and associates.
(2)	EBITDA is profit before net interest, taxation, and depreciation and amortisation.
(3)	EBIT is profit before net interest and taxation.
(4)	For this purpose, net interest includes capitalised interest and excludes the effect of
	discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP). Financial results prepared under Australian GAAP are provided on page 32.

Financial Review

Basis of Preparation of Financial Information

The quarterly financial information presented in this release is provided voluntarily by the BHP Billiton Group consistent with international best practice to ensure an informed market. The results are unaudited.

The financial results included in this release are prepared in accordance with UK generally accepted accounting principles (GAAP). On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc entered into a Dual Listed Companies (DLC) merger. Under UK GAAP the DLC merger is accounted for using the merger method of accounting. The results of the BHP Billiton Limited Group and the BHP Billiton Plc Group for the period have been combined and the prior period results have been prepared as if the companies have always been combined. The reporting currency is US dollars which is the dominant currency in which the BHP Billiton Group operates.

The combined results for the quarter ended 31 March 2002, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission (ASIC) in respect of dual listed companies. However, in contrast to UK GAAP, Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to consummation of the DLC merger on 29 June 2001. Financial results prepared in accordance with Australian GAAP are provided on page 32.

With effect from 1 July 2001, the majority of the BHP Billiton Limited Group's businesses changed their reporting currencies to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

Except for the effect of the functional currency change, the financial information has been prepared on the same basis and using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Plc Group financial statements (but not the BHP Billiton Limited financial statements) for the year ended 30 June 2001.

The financial information included in this release provides an analysis of the results for the quarter ended 31 March 2002 compared with the quarter ended 31 March 2001. All references to the corresponding period are to either quarter ended 31 March 2001 or the nine months ended 31 March 2001 as applicable.

Turnover

Turnover for the quarter, including the group's share of joint ventures and associates, decreased by 8.4% to US$4,282 million mainly due to the generally weaker economy compared with the corresponding period. Prices were lower for crude oil, aluminium, diamonds, nickel, liquefied natural gas (LNG) and ferrochrome. Turnover was also impacted by lower sales volumes from Base Metals, Titanium Minerals, Petroleum and Energy Coal businesses. These factors were partly offset by higher prices for metallurgical coal and energy coal. Turnover, including the group's share of joint ventures and associates was US$13,176 million, for the nine months ended 31 March 2002, down by US$894 million or 6.4% compared with the corresponding period.

EBIT

Earnings before interest and tax (EBIT) before exceptional items for the quarter ended 31 March 2002 was US$761 million, down by US$209 million or 21.5%. EBIT for the nine months ended 31 March 2002 was US$2,412 million, down by US$428 million or 15.1%.

The following table details the approximate impact of major factors affecting EBIT for the quarter ended 31 March 2002.

US$M

EBIT for the quarter ended 31 March 2001	970
Change in sales prices	(180)
Change in volumes	(30)
Price linked costs	55
Inflation on costs	(40)
Costs	(10)
New and acquired operations	20
Ceased, sold and discontinuing operations	(60)
Exchange rates	70
Asset sales	(30)
Exploration	15
Other items	(19)
EBIT for the quarter ended 31 March 2002	761

Prices

Lower prices for crude oil, aluminium, diamonds, nickel and ferrochrome caused turnover to fall by approximately US$260 million. Higher metallurgical coal and energy coal prices offset this by approximately US$80 million.

Volumes

Lower sales volumes resulted in a reduction of EBIT by approximately US$30 million. Volumes were down in the Base Metals, Titanium Minerals, Petroleum, and Energy Coal businesses, but volumes increased in the Aluminium, Stainless Steel Materials, EkatiTM and Carbon Steel Materials businesses.

Costs

Net cost reductions (before inflation) increased EBIT by approximately US$45 million compared to the corresponding period. Lower price linked costs for London Metals Exchange (LME) listed commodities, together with lower royalties and taxes for petroleum products, resulted in cost reductions totalling approximately US$55 million. Costs increased during the period due to higher business development costs and maintenance costs at Petroleum, and operational issues at Energy Coal operations (South Africa), Metallurgical Coal operations (Australia) and Chrome operations (South Africa). These factors were partly offset by lower maintenance expenditure at Hillside (South Africa), lower transportation and distribution costs at Iron Ore operations (Western Australia) and at Hunter Valley coal (Australia). Inflation increased costs by approximately US$40 million.

New and acquired operations

New and acquired operations contributed approximately US$20 million to EBIT mainly due to increased ownership interest in the Worsley alumina refinery and the acquisition of an additional 29% interest in the EkatiTM diamond business.

Ceased, sold and discontinuing operations

Ceased, sold and discontinuing operations caused EBIT to reduce by approximately US$60 million. Lower Steel profits reduced EBIT by approximately US$35 million. The corresponding period included contribution to EBIT of approximately US$25 million from a higher ownership interest in metallurgical coal (Queensland) and an EBIT contribution from Indonesian energy coal operations.

Foreign exchange

Foreign currency fluctuations had a favourable effect of approximately US$70 million mainly due to the impact of lower Rand/US$ and A$/US$ exchange rates on related operating costs, partially offset by the translation effect on provision balances.

Asset sales

Profits from asset sales were approximately US$30 million lower, mainly due to the profit on sale of the Buffalo (Australia) oilfield and the Ohanet (Algeria) farmout in the corresponding period.

Exploration

Exploration charged to profit was approximately US$15 million lower reflecting mainly higher capitalisation of Petroleum activities in the current period.

Net Interest

The benefits of the re-rating of the Group and lower interest rates, together with an interest receipt of US$15 million on the successful outcome of the Utah tax case, reduced net interest from US$160 million to US$75 million in the quarter.

For the quarter, exchange losses arising from net debt were US$22 million compared with an exchange gain of US$59 million in the corresponding period, primarily arising on the quarter end translation of Rand denominated debt of companies which account in US dollars as their functional currency. Approximately 1.1 billion of Rand denominated debt was repaid during the quarter.

For the nine months ended 31 March 2002 net interest payable, including capitalised interest, before discounting on provisions and exchange differences arising from net debt, reduced from US$459 million to US$344 million. Exchange gains arising from net debt were US$220 million compared with US$154 million in the corresponding period.

EBITDA interest coverage (excluding exceptional items, exchange differences arising on net debt and discounting on provisions) was 15.6 times for the quarter and 10.8 times for the nine months, increased from 8.6 times and 8.9 times respectively in the corresponding periods.

Taxation

The tax charge for the quarter ended 31 March 2002 before exceptional items of US$245 million (2001 - US$264 million) represents an effective tax rate of 37% (2001 - 31%). This is higher than the nominal tax rate of 30% primarily due to non tax-effected foreign exchange losses on foreign currency denominated debt and other functional currency translation adjustments, non tax-effected losses, non deductible accounting depreciation and amortisation together with secondary taxes on dividends paid or payable by South African entities. These factors were partly offset by recognition of prior year tax losses. Excluding the impact of foreign exchange losses on foreign currency denominated debt and other functional currency translation adjustments, the effective tax rate for the quarter ended 31 March 2002 was 32%.

The tax charge for the nine months ended 31 March 2002 (before exceptional items) of US$647 million (2001 - US$744 million) represents an effective tax rate of 28% (2001 - 29%). Excluding the impact of exchange differences arising on net debt and other functional currency translation adjustments, the effective tax rate for the nine months ended 31 March 2002 was 33%.

Earnings

For the quarter, attributable profit (excluding exceptional items) of US$406 million was US$198 million or 32.8% below the corresponding period. On an earnings per share basis this equates to 6.7 US cents compared to US 10.1 cents. There were no exceptional items in the quarter ended 31 March 2002. The corresponding period included an exceptional item of US$410 million associated with the write-off of the equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks. Attributable profit (including exceptional items) rose by US$212 million or 109.3% to US$406 million compared with US$194 million for the corresponding period, giving an earnings per share of 6.7 US cents compared to 3.2 US cents respectively.

For the year to date, attributable profit (including exceptional items) rose by US$252 million or 18.6% to US$1,604 million compared with US$1,352 million for the corresponding period. This equates to 26.6 US cents compared to US 22.8 cents on an earnings per share basis. There have been no exceptional items for nine months ended 31 March 2002. The corresponding period included the exceptional item as mentioned above. Attributable profit (excluding exceptional items) for the nine months ended 31 March 2002 of US$1,604 million was US$158 million or 8.9% below the corresponding period. Earnings per share was 26.6 US cents compared to 29.7 US cents in the corresponding period.

Growth

Since 1 January 2002, BHP Billiton has committed approximately US$1.4 billion to new growth projects, taking the total since the completion of the merger, to US$2.4 billion.

The table below highlights projects approved since 1 January 2002. All references to production volumes and capital expenditure are BHP Billiton's share, unless otherwise stated.

Customer Sector Group	Project	Capital	Production	Completion
		Expenditure
		US$M

Aluminium	Hillside 3 expansion	450	132,000 tonnes per annum	Initial production
	South Africa		of aluminium metal	mid 2004
	BHP Billiton 100%

Carbon Steel Materials	Mining Area C	186	15 million tonnes per	Initial production
	Australia		annum of iron ore by	late 2003
	BHP Billiton 85%		2011 (100%)

	Port & capacity expansion	328	Increase in port capacity	Late 2004
	Australia		to 81 millions of tonnes per
	BHP Billiton 85%		annum by 2004 (100%)

	Yandi Lump	14	4 million tonnes per annum	Initial production
	Australia		of iron ore (100%)	mid 2002
	BHP Billiton 85%

Petroleum	Mag Dog oil and gas field	335	20,000 boe/day	Initial production
	development			late 2004
	US
	BHP Billiton 23.9%

	Gulf of Mexico	100	Pipeline capacities (100%)	Commissioning
	transportation system		Oil - 450,000 bbls per day	late 2004
	US		Gas - 500,000 million
	BHP Billiton 22-25%		standard cubic feet per day

	Zamzama gas field	40	300 million cubic feet of	Initial production
	Pakistan		gas per day	mid 2003
	BHP Billiton 47.5%

During the March 2002 quarter, BHP Billiton announced successful exploration drilling results from the Kairi-2 well in Block 2(c) in Trinidad. The results from Kairi-2 provided further evidence of offshore Trinidad's major hydrocarbon development potential. BHP Billiton has made four commercial hydrocarbon discoveries in the greater Angostura (Trinidad) area (Kairi, Angostura, Canteen and Aripo) in the past three years and expects to sanction a project for development of the Block 2(c) resources during this calendar year.

Portfolio Management

Since 1 January 2002, BHP Billiton has announced a number of operational and portfolio management initiatives. These included:

  BHP Billiton, in conjunction with Anglo American plc and Glencore International AG, signed an agreement to acquire all of the ownership interests in International Colombia Resources Corporation from Exxon Mobil Corporation. The transaction, completed in February 2002, increases BHP Billiton's interest in the Cerrejon Zona Norte energy coal mining operation in Colombia to 33.33% from 16.67%.

  BHP Billiton was the successful bidder for 27 hydrocarbon exploration blocks in the central Gulf of Mexico (US) lease sale in March 2002. Several blocks provide near-field prospects in the Green Canyon play fairway, where BHP Billiton has established infrastructure at the Typhoon production facility. Other leases will replenish the exploration portfolio with opportunities in the Central Gulf region, which is an area that BHP Billiton has extensive experience and proprietary knowledge.

  The closure of the Tower metallurgical colliery in Australia by December 2002. Tower produces approximately 1.4 million tonnes of coal per annum. Following closure, this production will be sourced from BHP Billiton's other mines in the Illawarra region.

  BHP Billiton completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea during the quarter. BHP Billiton transferred its 52% interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea. A series of legal releases, indemnities and warranties have been established which will protect BHP Billiton from certain legal liabilities for the period after its exit.

The demerger of BHP Steel from BHP Billiton Limited to BHP Billiton Limited shareholders is on schedule. The scheme document and prospectus for the demerger is to be released in May 2002 and Extraordinary Shareholders Meetings for BHP Billiton Limited and BHP Billiton Plc will seek approval for the transaction. Given shareholder approvals, the public listing of BHP Steel is scheduled for about the middle of the calendar year. BHP Billiton Plc shareholders will be compensated for the distribution to the shareholders of BHP Billiton Limited by way of a bonus issue.

Business Outlook

Although there have been some signs of a modest improvement in the global economic environment, concerns remain about the strength and sustainability of the recovery. Industry stock levels for a number of our major commodities remain high and we see little evidence of an increase in demand by the ultimate customers of many of our products. This situation will limit price increases for those commodities, at least in the short term, and combined with the weakening of the US dollar, will continue to impact our earnings.

In these challenging conditions, our cash generation remains strong thanks to the quality of our assets and our well-diversified portfolio. EBITDA for the quarter was US$1.2 billion (compared to US$1.4 in the corresponding period last year) and US$3.7 billion for the year to date (compared to US$4.1 billion).

Dividends

A final dividend of 6.5 US cents per fully paid ordinary share will be paid on 3 July 2002 by BHP Billiton Limited and BHP Billiton Plc, bringing the total dividend for the year to 13.0 US cents. In the corresponding period BHP Billiton Limited shareholders received at dividend of 24.7 Australian cents (adjusted for bonus issue) per fully paid ordinary share, and BHP Billiton Plc shareholders received a dividend of 12 US cents per fully paid ordinary share.

The BHP Billiton Limited dividend is fully franked for Australian taxation purposes.

The timetable in respect of this dividend will be :

Currency conversion 29 April 2002

Last day to trade Johannesburg Stock Exchange (JSE) 31 May 2002

Ex-dividend Johannesburg Stock Exchange (JSE) 3 June 2002

Ex-dividend Paris Bourse Stock Exchange 3 June 2002

Ex-dividend London Stock Exchange (LSE) 5 June 2002

Ex- dividend Australian Stock Exchange (ASX) 5 June 2002

Record 7 June 2002

BHP Billiton Limited and BHP Billiton Plc American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for BHP Billiton Limited ADSs is 6 June 2002 and the record date for BHP Billiton Plc ADSs is 7 June 2002.

BHP Billiton Plc shareholders registered on the South African section of the register, will not be able to dematerialise or rematerialise their share holdings, nor will they be able to effect transfers between the United Kingdom (UK) register and the South African register between the dates of Monday, 27 May 2002 and Friday, 7 June 2002.

As the BHP Billiton Group generates cashflows primarily in US dollars, dividends are determined and declared in US dollars. BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date are used for conversion. For the July 2002 dividend, conversion from US currency was at exchange rates applicable on 29 April 2002.

The following table details the exchange rates applicable for conversion of the final dividend payable on 3 July 2002:

Dividend 6.5 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.5436	11.9573
British pence	1.4604	4.4508
South African cents	10.6114	68.9741
New Zealand cents	0.4511	14.4092
Canadian cents	1.5554	10.1101

PORTFOLIO RISK MANAGEMENT

This table summarises the next four quarters as at 31 March 2002 with respect to the BHP Billiton Group's significant derivative financial instruments used to hedge Australian dollar costs that are sensitive to changes in exchange rates for the forthcoming twelve months.

		Weighted average A$/US$ exchange rate			Contract amounts
		Forwards	Call options	Put options	A$ Million	US$ Million

US dollars
Q4 2002	- forwards	1.4697	-	-	441	300
	- collar options	-	1.4609	1.5300	73	50
	- purchased options	-	1.8182	-	18	10
	- sold options	-	-	-	-	-

Q1 2003	- forwards	1.4482	-	-	362	250
	- collar options	-	1.4273	1.4912	43	30
	- purchased options	-	1.8182	-	55	30
	- sold options	-	-	-	-	-

Q2 2003	- forwards	1.4797	-	-	355	240
	- collar options	-	1.4611	1.5279	15	10
	- purchased options	-	1.8182	-	55	30
	- sold options	-	-	-	-	-

Q3 2003	- forwards	1.5489	-	-	325	210
	- collar options	-	1.4686	1.5363	29	20
	- purchased options	-	-	-	-	-
	- sold options	-	-	-	-	-

Commodity price risk management

As at 31 March 2002 there were no significant commodity price derivative financial instruments outstanding.

Strategic financial transactions

As at 31 March 2002 there were no strategic financial derivative transactions outstanding.

EXCHANGE RATES

The following exchange rates have been utilised in this report:

	Quarter ended	Quarter ended
	31 March 2002	31 March 2001	As at
Versus US dollar	average	average	31 March 2002	31 March 2001

South African rand	11.52	7.82	11.43	7.99
Australian dollar	1.93	1.88	1.89	2.04
Brazilian real	2.38	2.02	2.32	2.16
Chilean peso	669.7	573.8	664.3	592.9
Colombian peso	2,280	2,256	2,270	2,311
Canadian dollar	1.59	1.53	1.59	1.57

SHARE REGISTARY INFORMATION

Transfer documents will be accepted for registration at each Company's share registers (and in the case of the ADSs the US Depositary) at the following addresses:
BHP Billiton Limited	BHP Billiton Plc

Australia	United Kingdom
5th Floor	Lloyds TSB Registrars
BHP Tower	The Causeway
600 Bourke Street	Worthing
Melbourne Victoria 3000	West Sussex BN99 6DA UK

United Kingdom	South Africa
Computershare Services plc	Mercantile Registrars Limited
The Pavilions	8th Floor
Bridgewater Road	11 Diagonal Street
Bedminster Down	Johannesburg 2000
Bristol BS13 8AR

United States	United States
JP Morgan Chase Bank	JP Morgan Chase Bank
Shareholder Services	Shareholder Services
MS 45 - 02 - 54	MS 45 - 02 - 54
150 Royall Street	150 Royall Street
Canton MA 02021	Canton MA 02021

This report is made in accordance with a resolution of the Board of Directors.

Karen J Wood

Company Secretary

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

BHP Billiton

Results for the Quarter Ended 31 March 2002

Financial Information

Consolidated Financial Results

		2002(1)			2001

			excluding exceptional	exceptional	including exceptional
	Quarter ended 31 March (US$ Millions)		items	items	items

	Turnover (including share of joint ventures and associates)	4 282	4 674	-	4 674
	Less: share of joint ventures and associates' turnover	(517)	(343)	-	(343)
	Group turnover	3 765	4 331	-	4 331
	Net operating costs (excluding depreciation and amortisation)	(2 684)	(3 062)	-	(3 062)
	Depreciation and amortisation (b)	(423)	(427)	-	(427)
	Group operating profit	658	842	-	842
	Share of operating profit/(loss) of joint ventures and associates	71	79	(520)	(441)

	Operating profit (including share of profit of joint ventures and associates)	729	921	(520)	401
	Income from other fixed asset investments	10	11	-	11
	Profit on sale of fixed assets	22	38	-	38

	Profit before net interest and similar items payable, and taxation (EBIT) (a)	761	970	(520)	450
	Net interest and similar items payable
	- Group	(79)	(87)	-	(87)
	- Joint ventures and associates	(20)	(19)	-	(19)
	Profit before taxation	662	864	(520)	344
	Taxation	(245)	(264)	110	(154)
	Profit after taxation	417	600	(410)	190
	Equity minority interests	(11)	4	-	4
	Attributable profit	406	604	(410)	194

	EBITDA [(a) + (b)]	1 184	1 397		877

	Earnings per ordinary share (basic) (US cents) (1)	6.7	10.1		3.2
	Earnings per ordinary share (diluted) (US cents) (2)	6.7	10.0		3.2

(1)	There were no exceptional in the quarter ended 31 March 2002.

(2)

Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividend). The weighted average number of ordinary shares for the quarter ended 31 March 2002 was 6,020,037,750 (2001 : 6,000,712,157). The weighted average number of shares used for the purposes of calculating basic earnings per ordinary share is calculated after deduction of the shares held by the share repurchase scheme, the Billiton Employee Share Ownership Trust, adjusted for the BHP Billiton Limited bonus issue

(3)

Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of ordinary shares is calculated by adjusting the weighted average basic number of ordinary shares for the effect of options, partly paid shares and the executive share awards which are dilutive at 31 March 2002. Performance Rights are excluded; these would only be included where an issue of new shares is expected to occur. The weighted average diluted number of ordinary shares for the quarter ended 31 March 2002 was 6,043,689,658 (2001 : 6,018,476,662).

BHP Billiton

Results for the Nine Months Ended 31 March 2002

Financial Information

Consolidated Financial Results

	2002(1)	2001
		excluding
		exceptional	exceptional	including exceptional
Nine months ended 31 March (US$ Millions)		items	items	items

Turnover (including share of joint ventures and associates)	13 176	14 070	-	14 070
Less: share of joint ventures and associates' turnover	(1 332)	(942)	-	(942)
Group turnover	11 844	13 128	-	13 128
Net operating costs (excluding depreciation and amortisation)	(8 500)	(9 328)	-	(9 328)
Depreciation and amortisation (b)	(1 286)	(1 237)	-	(1 237)
Group operating profit	2 058	2 563	-	2 563
Share of operating profit/(loss) of joint ventures and associates	240	200	(520)	(320)

Operating profit (including share of profit of joint ventures and associates)	2 298	2 763	(520)	2 243
Income from other fixed asset investments	28	24	-	24
Profit on sale of fixed assets	17	50	-	50
Profit/(loss) on sale of subsidiaries	69	3	-	3

Profit before net interest and similar items payable, and taxation (EBIT) (a)	2 412	2 840	(520)	2 320
Net interest and similar items payable
- Group	(117)	(267)	-	(267)
- Joint ventures and associates	(11)	(42)	-	(42)
Profit before taxation	2 284	2 531	(520)	2 011
Taxation	(647)	(744)	110	(634)
Profit after taxation	1 637	1 787	(410)	1 377
Equity minority interests	(33)	(25)	-	(25)
Attributable profit	1 604	1 762	(410)	1 352

EBITDA [(a) + (b)]	3 698	4 077		3 557

Earnings per ordinary share (basic) (US cents) (1)	26.6	29.7		22.8
Earnings per ordinary share (diluted) (US cents) (2)	26.5	29.7		22.9

(1) There have been no exceptional items for the nine months ended 31 March 2002.

(2) Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividend). The weighted average number of ordinary shares for the nine months ended 31 March 2002 was 6,025,720,488 (2001 : 5,922,946,762). The weighted average number of ordinary shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme, the Billiton Employee Share Ownership Trust, adjusted for the BHP Billiton Limited bonus issue.

(3) Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of shares is calculated by adjusting the weighted average basic number of ordinary shares for the effect of options, partly paid shares and the executive share awards which are dilutive at 31 March 2002. PerformanceRights are excluded; these would only be included where an issue of new shares is expected to occur. The weighted average diluted number of ordinary shares for the nine months ended 31 March 2002 was 6,042,472,848 (2001 : 5,938,419,928).

Customer Sector Group Results

The following table provides a summary of the Customer Sector Group results for the quarter ended 31 March 2002 and the nine months ended 31 March 2002 together with the respective corresponding periods.

(US$ Million)	Quarter ended 31 March				Nine months ended 31 March

	Turnover (1)		EBIT (2)		Turnover (1)		EBIT (2)

	2002	2001	2002	2001	2002	2001	2002	2001

Aluminium	693	773	133	135	2 064	2 067	324	353
Base metals	491	446	52	117	1 317	1 306	120	370
Carbon steel materials	832	834	266	241	2 492	2 437	831	663
Stainless steel materials	204	229	12	-	449	529	(24)	61
Energy coal	388	495	112	109	1 433	1 400	462	266
Exploration, technology and new business	110	67	43	12	277	183	85	38
Other activities	218	454	13	47	671	675	116	152
Petroleum	687	818	251	419	2 121	2 586	827	1 125
Steel	611	797	10	43	2 091	2 893	79	255
Group and unallocated items	125	(87)	(131)	(153)	173	(246)	(408)	(443)
BHP Billiton Group	4 282	4 674	761	970	13 176	14 070	2 412	2 840

(1)					Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2)					EBIT is earnings before net interest and taxation (excluding exceptional items).

A detailed explanation of the factors influencing the performance for the quarter ended 31 March 2002 compared to the corresponding period, of the Customer Sector Groups is included below on pages 14 to 21. All references to production volumes are BHP Billiton's share of production unless otherwise indicated.

Aluminium

(US$ Million)	2002	2001	Change%	('000 tonnes)	2002	2001	Change%

Turnover	693	773	-10.3	Alumina production	996	868	14.7
EBIT	133	135	-1.5	Aluminium production	250	250	0.0
				LME aluminium price	1,381	1,574	-12.3
				(cash, US$/t, ave)

Aluminium contributed EBIT of US$133 million, a decrease of US$2 million or 1.5% compared with the corresponding period.

Major factors which affected the comparison of results were:

  a 12% or US$193 per tonne decrease in the average LME price;

partially offset by:

  higher profits from Worsley (Australia) following the acquisition of an additional 56% interest in January 2001;

  lower LME price linked production costs;

  lower costs at Hillside (South Africa) due to acceptance by underwriters of insurance claim for losses incurred during the September 2001 power outage; and

  favourable effect of lower A$/US$ (Australia), Rand/US$ (South Africa) and Real/US$ (Brazil) exchange rates on related operating costs.

Average aluminium unit cash costs decreased 24% compared to the corresponding period, mainly due to a decrease in LME linked production costs, reduced operational costs at Mozal (Mozambique) and Hillside, together with currency devaluations in South Africa and Brazil.

Alumina unit cash costs decreased by 2% compared to the corresponding period mainly due to lower operating costs in Suriname and currency devaluations in Australia and Brazil.

Base Metals

(US$ Million)	2002	2001	Change%		2002	2001	Change%
Turnover	491	446	10.1	Copper production	188	205	-8.3
EBIT	52	117	-55.6	('000 tonnes)
				Realised copper price	0.73	0.77	-5.2
				(cash, US$/lb, ave)

Base Metals contributed EBIT of US$52 million, a decrease of US$65 million or 55.6% compared with the corresponding period.

The major factors which affected the comparison of results were:

  a decline in the average realised copper price to US$0.73/lb compared to US$0.77/lb in the corresponding period;

  lower volumes at Escondida (Chile) and Tintaya (Peru), reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets; and

  higher costs due to the write-off of obsolete inventory and assets at Tintaya (Peru);

partially offset by:

  higher silver volumes at Cannington (Australia), reflecting a change in production strategy, which resulted in increased mill throughput, substantially higher silver production and higher average silver head grade;

  lower LME linked treatment and refining costs; and

  inclusion of profits from Antamina (Peru) which commenced commercial operations in October 2001.

Production of payable copper contained in concentrate decreased by 11% compared with the corresponding period mainly due to the decision to scale back production at Escondida due to weak market conditions and to reduce copper inventory levels. This was partially offset by the commencement of commercial production at Antamina. Copper cathode production decreased marginally compared with the corresponding period.

Zinc production was 46,000 tonnes, an increase of 56% compared with the corresponding period, mainly due to the commencement of commercial production at Antamina.

Silver and lead production increased by 62% and 38% respectively, mainly reflecting strong operational performance at Cannington, together with the commencement of commercial production from Antamina.

Carbon Steel Materials

(US$ Million)	2002	2001	Change%	(Million tonnes)	2002	2001	Change%

Turnover	832	834	-0.2	Iron ore production	16.5	15.3	7.8
EBIT	266	241	10.4	Metallurgical coal production	9.0	9.5	-5.3
				Manganese alloy production	0.166	0.16	3.8
				Manganese ore production	0.891	0.917	-2.8

Carbon Steel Materials contributed EBIT of US$266 million, an increase of US$25 million or 10.4% compared with the corresponding period.

Major factors which affected the comparison of results were:

  higher metallurgical coal prices;

  higher coal sales following the Blackwater (Australia) integration and the impact of industrial action in Queensland in the corresponding period;

  lower port demurrage, rail and stripping costs at Iron Ore (Australia); and

partially offset by:

  higher costs at metallurgical coal operations in Queensland mainly due to increased strip ratios, higher royalties following the change in the royalty regime and a major dragline shutdown at Riverside;

  longwall changeouts, poor roof conditions and provisions associated with the Tower colliery closure at Illawarra (Australia);

  the impact of the sell down of BHP Billiton's interests in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures in Queensland in June 2001; and

  lower sales volumes at Iron Ore due to lower demand from Japanese Steel mill customers.

West Australian iron ore operations sold 16.9 million wet tonnes (100% terms), a decrease of 5% compared with the corresponding period mainly due to a reduction in lump requirements by the Japanese Steel mills. Samarco (Brazil) iron ore production was 1.6 million tonnes which was 13% lower than the corresponding period mainly due to lower market demand for pellets.

Queensland coal shipments were 7.2 million tonnes (including 100% interest in BHP Mitsui Coal, gross of the 20% interest held by equity minority interests, and 50% interest in the South Blackwater mine), 11% below the corresponding period. This decrease reflects the impact of the sell down of BHP Billiton's interest in the CQCA and Gregory joint ventures in June 2001. Excluding this impact, Queensland coal shipments increased due to the benefits of the Blackwater integration and the impact of industrial disputes in the corresponding period. Illawarra coal despatches were 1.6 million tonnes, an increase of 9% compared with the corresponding period mainly due to increased spot sales.

On 26 March BHP Billiton announced that it had declared "force majeure" on sales contracts and some supply contracts at the Boodarie Iron Plant in north Western Australia.

The declaration followed suspension of work at the plant following a tube failure in a gas re-heating furnace.

The investigation into the cause of the tube failure is now complete. Rectification works are underway. The plant will be brought progressively back on-line commencing in July 2002.

Stainless Steel Materials

(US$ Million)	2002	2001	Change%	('000 tonnes)	2002	2001	Change%

Turnover	204	229	-10.9	Nickel production	17.8	16.8	6.0
EBIT	12	-		Ferrochrome production	201	192	4.7
				LME nickel price	2.82	2.97	-5.1
				(cash, US$/lb, ave)

Stainless Steel Materials contributed EBIT of US$12 million, compared with a breakeven EBIT for the corresponding period.

Major factors that affected the comparison of results were:

  increased ferrochrome production in anticipation of improved market conditions;

  favourable effect of the lower Rand/US$ exchange rate on related operating costs; and

  favourable impact from nickel due to increases in production, mainly from the continued ramp-up of Cerro Matoso Line 2, which commenced production on 1 January 2001;

partially offset by:

  lower realised prices for nickel and cobalt by-product, down 5% and 38% respectively; and

  lower prices for chrome.

Nickel production was 17,800 tonnes, an increase of 6% compared with the corresponding period mainly reflecting the continued ramp-up of Cerro Matoso Line 2, which commenced production on 1 January 2001.

Ferrochrome production was 201,000 tonnes, an increase of 5% compared with the corresponding period. Approximately 20% of ferrochrome production capacity remains idle in response to weaker market conditions.

Energy Coal

(US$ Million)	2002	2001	Change%	(Million tonnes)	2002	2001	Change%

Turnover	388	495	-21.6	Energy coal production	19.2	23.0	-16.5
EBIT	112	109	2.8

Energy Coal contributed EBIT of US$112 million, an increase of US$3 million or 2.8% compared with the corresponding period.

Major factors which affected the comparison of results were:

  a significant increase in export market prices, the benefit of higher priced longer term contracts offsetting weakness in spot prices increasingly evident during the current period;

  favourable effect of lower Rand/US$ exchange rates on related operating costs; and

  inclusion of profits from Cerrejon Zona Norte operations (Colombia);

partially offset by:

  lower export volumes with the weakening of European markets after an unseasonably warm winter and an influx from non traditional European supply sources together with lower US domestic sales volumes due to reduced customer demand;

  higher unit production costs mainly due to lower production volumes predominantly in South Africa, due to market demand.

Energy coal production was 19.2 million tonnes, a decrease of 16% compared with the corresponding period. South African production was 13.6 million tonnes, a decrease of 5% compared with the corresponding period reflecting the divestment of Matla and Glisa, in the corresponding period, the scaling down of Rietspruit and lower export production in response to reduced market demand and reduced demand from Eskom. US production was 3.3 million tonnes, a decrease of 18% compared with the corresponding period mainly reflecting reduced production at San Juan Coal Company in response to reduced customer demand.

Exploration, Technology and New Business

(US$ Million)	2002	2001	Change%	('000 carats)	2002	2001	Change%

Turnover	110	67	64.2	EkatiTM diamonds production	932	375	148.5
EBIT	43	12	258.3

Exploration, Technology and New Business contributed EBIT of US$43 million, an increase of US$31 million or 258.3% compared with the corresponding period.

Major factors which affected the comparison of results were:

  higher profits from EkatiTM following the acquisition of an additional 29% interest in June 2001; and

  significantly increased production at EkatiTM reflecting higher ore grade from the Panda Pit and the commencement of production from the Misery Pit;

partially offset by:

  lower diamond prices mainly due to a general downturn in the global economy.

EkatiTM diamond production was 932,000 carats, an increase of 557,000 carats or 148.5%, compared to the corresponding period, mainly reflecting the acquisition of an additional 29% interest, higher carat grade on core production and higher recoveries of lower quality diamonds.

Other Activities

Other Activities contributed EBIT of US$13 million, a decrease of US$34 million compared with the corresponding period.

Major factors which affected the comparison of results were:

  lower volumes at titanium minerals operations reflecting softening markets;

partially offset by:

  favourable effect of lower Rand/US$ exchange rates on related operating costs;

  operating losses in the corresponding period from HBI Venezuela.

Petroleum

(US$ Million)	2002	2001	Change%		2002	2001	Change%

Turnover	687	818	-16.0	Crude oil and condensate	19.6	19.9	-1.5
EBIT	251	419	-40.1	(Millions bbls)
				Natural gas (bcf)	51.1	53.4	-4.3
				Average realised oil price	20.92	26.81	-22.0
				(US$/barrel)

Petroleum contributed EBIT of US$251 million, a decrease of US$168 million or 40.1% compared with the corresponding period.

Major factors affecting the comparison of results were:

  lower average realised oil price of US$20.92 per barrel compared to US$26.81 per barrel in the corresponding period;

  lower average realised LPG price of US$208.16 per tonne compared to US$296.88 per tonne in the corresponding period;

  reduced crude oil volumes primarily due to natural field decline in the Laminaria (Australia), Bass Strait (Australia) and Griffin (Australia) oil fields, partially offset by infill programs in Bass Strait and Griffin;

  lower LPG and natural gas volumes from Bass Strait; and

  sale of the Buffalo oil field in March 2001;

partly offset by:

  inclusion of profits from the Typhoon (US) oilfield and the Zamzama (Pakistan) field which commenced operations in July 2001 and March 2001 respectively;

Exploration expenditure for the quarter was US$44 million (2001 - US$47 million). Exploration charged to profit was US$28 million (2001 - US$40 million).

Oil and condensate production was 1% lower than the corresponding period due to natural field declines at Laminaria, Bass Strait and Griffin. Natural field decline at Griffin was partially offset by an increase in production due to completion of repairs to Scindian 3 flowline and the Griffin infill program. Natural field decline at Bass Strait was partially offset by the West Tuna infill. Production volumes were also lower than the corresponding period as a result of the sale of Buffalo oil field, offset by Typhoon's start up in July 2001.

Natural gas production was 4.3% lower than the corresponding period due to lower volumes from Bass Strait as a result of cooler weather in the summer months of the March 2002 quarter. Lower volumes from Bruce due to lower nominations from Centrica were partially offset by higher volumes in Pakistan.

Steel

(US$ Million)	2002	2001	Change%	('000 tonnes)	2002	2001	Change%

Turnover	611	797	-23.3	Raw steel	1,251	1,277	-2.0
EBIT	10	43	-76.7	Marketable steel products	1,396	1,345	3.8

(inc Transport & Logistics)				(excluding discontinuing businesses)

Steel contributed EBIT of US$10 million, a decrease of US$33 million or 76.7% compared with the corresponding period.

Major factors which affected the comparison of results were:

  lower international prices for steel products;

  reduced profits recorded from restructured Transport & Logistics businesses; and

  higher costs due to melter reline in New Zealand;

partly offset by:

  improved unit costs at Port Kembla steelworks (New South Wales) due to increased production and cost efficiencies.

Steel despatches from flat and coated operations were 1.4 million tonnes for the quarter, 8% above the corresponding period:

Group and Unallocated Items

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging was US$49 million, a reduction of US$19 million compared to the corresponding period.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$82 million compared with losses of approximately US$85 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the quarter.

Supplementary Information

Customer Sector Group Results

Quarterly Comparison 31 March 2002 vs 31 March 2001

BHP BILLITON GROUP

Quarter ended 31 March 2002
	US$ Million
			EBIT	(2)		EBIT	(2)
			excluding			including
			exceptional		Exceptional	exceptional				Exploration		Exploration
	Turnover	(1)	items		items	items		Capex	(3) (4)	gross	(5) (6)	to profit
Aluminium	693		133		-	133		68		-		-
Base metals	491		52		-	52		92		1		1
Carbon steel materials	832		266		-	266		74		-		-
Stainless steel materials	204		12		-	12		16		-		-
Energy coal	388		112		-	112		252		1		-
Exploration, technology and new business	110		43		-	43		22		8		8
Other activities	218		13		-	13		-		-		-
Petroleum	687		251		-	251		174		44		28
Steel	611		10		-	10		17		-		-
Group and unallocated items (6)	125		(131)		-	(131)		9		-		-
BHP Billiton Group	4 282		761		-	761		724		54		37

Quarter ended 31 March 2001
	US$ Million
			EBIT	(2)		EBIT	(2) (7)
			excluding			including
			exceptional		Exceptional	exceptional				Exploration		Exploration
	Turnover	(1)	items		items	items		Capex	(4)	gross	(5)	to profit
Aluminium	773		135		-	135		1 501		-		-
Base metals	446		117		-	117		79		4		4
Carbon steel materials	834		241		-	241		32		3		3
Stainless steel materials	229		-		-	-		28		-		-
Energy coal	495		109		-	109		15		-		-
Exploration, technology and new business	67		12		-	12		9		14		14
Other activities	454		47		(180)	(133)		20		-		-
Petroleum	818		419		-	419		80		47		40
Steel	797		43		-	43		9		-		-
Group and unallocated items (6)	(87)		(153)		(340)	(493)		100		-		-
BHP Billiton Group	4 674		970		(520)	450		1 873		68		61

(1)			Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2)	EBIT is earnings before net interest and taxation.
(3)			Capex in aggregate comprises US$565 million growth and US$159 million sustaining.
(4)			Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)			Includes US$17 million (2001:US$7 million) capitalised exploration.
(6)			Includes consolidation adjustments and unallocated items.
(7)			Certain items have been restated between customer sector groups.

Customer Sector Group Results

Quarterly Comparison 31 March 2002 vs 31 December 2001

BHP BILLITON GROUP

Quarter ended 31 March 2002
	US$ Million
			EBIT	(2)		EBIT	(2)
			excluding			including
			exceptional		Exceptional	exceptional				Exploration		Exploration
	Turnover	(1)	items		items	items		Capex	(3) (4)	gross	(5)	to profit	(6)
Aluminium	693		133		-	133		68		-		-
Base metals	491		52		-	52		92		1		1
Carbon steel materials	832		266		-	266		74		-		-
Stainless steel materials	204		12		-	12		16		-		-
Energy coal	388		112		-	112		252		1		-
Exploration, technology and new business	110		43		-	43		22		8		8
Other activities	218		13		-	13		-		-		-
Petroleum	687		251		-	251		174		44		28
Steel	611		10		-	10		17		-		-
Group and unallocated items (7)	125		(131)		-	(131)		9		-		-
BHP Billiton Group	4 282		761		-	761		724		54		37

Quarter ended 31 December 2001
	US$ Million
			EBIT	(2)		EBIT	(2)
			excluding			including
			exceptional		Exceptional	exceptional				Exploration		Exploration
	Turnover	(1)	items		items	items		Capex	(4)	gross	(5)	to profit	(6)
Aluminium	673		77		-	77		41		-		-
Base metals	467		17		-	17		195		13		48
Carbon steel materials	830		273		-	273		55		1		1
Stainless steel materials	199		(24)		-	(24)		17		2		12
Energy coal	507		201		-	201		83		2		-
Exploration, technology and new business	88		19		-	19		7		22		22
Other activities	406		59		-	59		4		-		-
Petroleum	647		251		-	251		164		69		40
Steel	700		9		-	9		17		-		-
Group and unallocated items (7)	131		(152)		-	(152)		15		-		-
BHP Billiton Group	4 533		730		-	730		598		109		123

(1)			Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2)	EBIT is earnings before net interest and taxation.
(3)			Capex in aggregate comprises US$565 million growth and US$159 million sustaining.
(4)			Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)			Includes US$17 million (Dec 2001:US$30 million) capitalised exploration.
(6)			Includes US$nil million (Dec 2001:US$44 million) exploration expenditure previously capitalised, now written off.
(7)			Includes consolidation adjustments and unallocated items.

Customer Sector Group Results - Quarterly Comparison

	ALUMINIUM

	Quarter ended 31 March 2002
		US$ Million
					Depn &					Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (4)	gross	to profit
	Alumina	165	82		27	55		11
	Aluminium	366	112		32	80		57
	Intra-divisional adjustment	(35)	-		-	-		-
	Third party products	197	(2)		-	(2)		-
	Total	693	192		59	133		68		-	-

	Quarter ended 31 March 2001
		US$ Million
					Depn &					Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(4)	gross	to profit
	Alumina	140	79		23	56		1 486
	Aluminium	395	108		35	73		15
	Intra-divisional adjustment	(34)	-		-	-		-
	Third party products	272	6		-	6		-
	Total	773	193		58	135		1 501		-	-

(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)	Capex in aggregate comprises US$57 million growth and US$11 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

BASE METALS

Quarter ended 31 March 2002
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (4)	gross	(6)	to profit
Escondida	172	64		25	39		48
Tintaya	17	(12)		7	(19)		21
Cerro Colorado	55	22		17	5		6
Antamina (7)	68	6		-	6		13
Alumbrera (7)	42	12		-	12		-
Cannington	89	37		6	31		4
Highland Valley (7)	20	(3)		-	(3)		-
Other businesses (8)	24	(19)		-	(19)		-
Third party products	4	-		-	-		-
Total	491	107		55	52		92		1		1

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(4) (5)	gross	(6)	to profit
Escondida	223	103		25	78		64
Tintaya	21	7		7	-		11
Cerro Colorado	56	29		16	13		-
Antamina (7)	-	-		-	-		-
Alumbrera (5) (7)	4	6		-	6		-
Cannington	85	30		6	24		4
Highland Valley (7)	21	3		-	3		-
Other businesses (8)	35	(6)		1	(7)		-
Third party products	1	-		-	-		-
Total	446	172		55	117		79		4		4

(1)				EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)				EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)				Capex in aggregate comprises US$80 million growth and US$12 million sustaining.
(4)				Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)				Turnover was net of treatment and refining costs of US$20 million.
(6)	Includes US$nil (2001:nil) capitalised exploration.
(7)	Equity accounted investments.
(8)				Includes Selbaie, Pering and the North America copper mining and smelting operations (which ceased operations during the September 1999 quarter)

Customer Sector Group Results - Quarterly Comparison

CARBON STEEL MATERIALS

Quarter ended 31 March 2002
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (4)	gross	to profit
WA Iron Ore	252	136		15	121		15
Samarco (5)	44	23		-	23		-
Total Iron Ore	296	159		15	144		15
Queensland	320	141		14	127		41
Illawarra	71	13		5	8		5
Total Metallurgical Coal	391	154		19	135		46
Manganese	109	28		6	22		4
BoodarieTM Iron	44	(32)		-	(32)		9
Divisional adjustment (6)	(11)	(3)		-	(3)		-
Third party products	3	-		-	-		-
Total	832	306		40	266		74		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(4)	gross	to profit
WA Iron Ore	270	132		22	110		6
Samarco (5)	75	24		-	24		-
Total Iron Ore	345	156		22	134		6
Queensland	299	121		16	105		11
Illawarra	60	17		5	12		3
Total Metallurgical Coal	359	138		21	117		14
Manganese	99	26		7	19		6
BoodarieTM Iron	29	(29)		-	(29)		6
Divisional adjustment (6)	(9)	-		-	-		-
Third party products	11	-		-	-		-
Total	834	291		50	241		32		3	3

(1)				EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)				EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)				Capex in aggregate comprises US$34 million growth and US$40 million sustaining.
(4)				Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Equity accounted investment.
(6)	Includes intra-divisional activities

Customer Sector Group Results - Quarterly Comparison

STAINLESS STEEL MATERIALS

Quarter ended 31 March 2002
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (4)	gross	to profit
Nickel	112	27		19	8		10
Chrome	92	11		7	4		6
Other (5)	-	-		-	-		-
Third party products	-	-		-	-		-
Total	204	38		26	12		16		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(4)	gross	to profit
Nickel	112	30		18	12		19
Chrome	78	(2)		7	(9)		9
Columbus Stainless Steel	37	(1)		2	(3)		-
Third party products	2	-		-	-		-
Total	229	27		27	-		28		-	-

(1)				EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)				EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)				Capex in aggregate comprises US$6 million growth and US$10 million sustaining.
(4)				Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)				The Group's remaining interest in Columbus Stainless Steel and the investment in Acerinox SA. are accounted for as a fixed asset investments.

Customer Sector Group Results - Quarterly Comparison

ENERGY COAL

Quarter ended 31 March 2002
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (4)	gross	(5)	to profit
Ingwe	212	102		31	71		10
New Mexico	95	27		7	20		12
Hunter Valley	33	18		3	15		31
Indonesia	8	1		-	1		-
Colombia (6)	32	9		-	9		199
Divisional activities	-	(5)		-	(5)		-
Third party products	8	1		-	1		-
Total	388	153		41	112		252		1		-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(4)	gross	(5)	to profit
Ingwe	264	88		22	66		1
New Mexico	99	32		9	23		10
Hunter Valley	35	8		4	4		4
Indonesia	49	13		7	6		-
Colombia (6)	35	9		-	9		-
Divisional activities	-	-		-	-		-
Third party products	13	1		-	1		-
Total	495	151		42	109		15		-		-

(1)				EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)				EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)				Capex in aggregate comprises US$240 million growth and US$12 million sustaining.
(4)				Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes US$1 million (2001:US$nil) capitalised exploration.
(6)	Equity accounted investment.

Customer Sector Group Results - Quarterly Comparison

EXPLORATION, TECHNOLOGY AND NEW BUSINESS

Quarter ended 31 March 2002
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (4)	gross	(5)	to profit
Ekati	108	71		18	53		21
Exploration and Technology	2	(10)		-	(10)		1
Total	110	61		18	43		22		8		8

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration		Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(4)	gross	(5)	to profit
Ekati	66	41		6	35		8
Exploration and Technology	1	(22)		1	(23)		1
Total	67	19		7	12		9		14		14

(1)				EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)				EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)				Capex in aggregate comprises US$22 million sustaining and nil growth.
(4)				Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes US$nil (2001:US$nil) capitalised exploration.

OTHER ACTIVITIES

Quarter ended 31 March 2002
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
HBI Venezuela (4)	-	-		-	-		-
Ok Tedi (7)	-	3		-	3		-
Other businesses (6)	218	11		1	10		-
Total	218	14		1	13		-		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3)	gross	to profit
HBI Venezuela (4) (5)	5	(10)		-	(10)		4
Ok Tedi	119	23		17	6		14
Other businesses (6)	330	53		2	51		2
Total	454	66		19	47		20		-	-

(1)				EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)				EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)				Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4)	BHP Billiton ceased investment in HBI Venezuela in March 2001.
(5)	Equity accounted investment.
(6)				Includes Titanium Minerals operations, Integris Metals Inc., the Hartley Platinum mine which was sold in January 2001 and the
Beenup Mineral sands operations which was closed in April 1999.
(7)				BHP Billiton ceased investment in Ok Tedi in December 2001, the current period EBIT reflects the final dividend received.

Customer Sector Group Results - Quarterly Comparison

PETROLEUM

Quarter ended 31 March 2002
	US$ Million
					Depn &					Exploration		Exploration
	Turnover	(1)	EBITDA	(2)	amortisation	EBIT	(3)	Capex	(4) (5)	gross	(6)	to profit
Bass Strait	203		114		22	92		17
North West Shelf	161		120		13	106		12
Liverpool Bay	89		79		36	42		1
Other businesses	217		89		72	19		144
Marketing activities	17		-		-	-		-
Intra-divisional adjustment	-		-		-	-		-
Divisional activities	-		(8)		-	(8)		-
Total	687		394		143	251		174		44		28

Quarter ended 31 March 2001
	US$ Million
					Depn &					Exploration		Exploration
	Turnover	(1)	EBITDA	(2)	amortisation	EBIT	(3)	Capex	(5)	gross	(6)	to profit
Bass Strait	264		148		22	126		13
North West Shelf	194		153		14	139		9
Liverpool Bay	100		83		30	53		8
Other businesses	256		180		63	117		50
Marketing activities	15		-		-	-		-
Intra-divisional adjustment	-		-		-	-		-
Divisional activities	(11)		(16)		-	(16)		-
Total	818		548		129	419		80		47		40

(1)			Petroleum turnover includes: Crude oil US$419 million (2001:US$537 million), Natural gas US$101 million (2001:US$114 million),
LNG US$71 million (2001:US$83 million), LPG US$34 million (2001:US$53 million) and Other US$62 million (2001:US$31 million).
(2)			EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(3)			EBIT is earnings before net interest and taxation (excluding exceptional items).
(4)			Capex in aggregate comprises US$142 million growth and US$32 million sustaining.
(5)			Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(6)			Includes US$16 million (2001:US$7 million) capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

STEEL

Quarter ended 31 March 2002
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(3) (4)	gross	to profit
Flat Products (5)	347	20		17	3		10
Coated Products	374	29		15	14		7
Discontinued operations (6)	-	-		-	-		-
Intra-divisional adjust	(149)	1		-	1		-
Divisional activities	39	(7)		1	(8)		-
Transport & Logistics	-	-		-	-		-
Total	611	43		33	10		17		-	-

Quarter ended 31 March 2001
	US$ Million
				Depn &					Exploration	Exploration
	Turnover	EBITDA	(1)	amortisation	EBIT	(2)	Capex	(4)	gross	to profit
Flat Products (5)	343	16		19	(3)		5
Coated Products	411	51		14	37		4
Discontinuing operations (6)	1	-		-	-		-
Intra-divisional adjust	(176)	5		-	5		-
Divisional activities	4	(4)		-	(4)		-
Transport & Logistics	214	11		3	8		-
Total	797	79		36	43		9		-	-

(1)				EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)				EBIT is earnings before net interest and taxation (excluding exceptional items).
(3)				Capex in aggregate comprises US$nil growth and US$17 million sustaining.
(4)				Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes North Star BHP Steel.
(6)				Includes the Long Products business (OneSteel Limited) which ceased to report results from November 2000 following spin-out.

BHP Billiton Group Financial Results under Australian GAAP

		Quarter ended 31 March 2002

		A$ Million	US$ Million
Revenue from ordinary activities
Sales		7 238	3 750
	Other revenue	296	153
		7 534	3 903

Profit from ordinary activitites before
depreciation, amortisation and borrowing costs		2 211	1 146

Deduct:	Depreciation and amortisation	835	433
	Borrowing costs	194	101
Profit from ordinary activities before tax		1 182	612

Deduct:	Tax expense attributable to ordinary activities	396	205

Net profit		786	407

Outside equity interests in net profit		(22)	(11)

Net profit attributable to members of
combined BHP Billiton Group		764	396

Basic earnings per ordinary share (cents)		12.7	6.5

Basis of Preparation

The results of the BHP Billiton Group, comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group, for the quarter ended 31 March 2002 have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission (ASIC).Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to consummation of the DLC merger on 29 June 2001.

With effect from 1 July 2001, the majority of the BHP Billiton Limited Group's businesses changed to US dollars, the functional currency of the combined BHP Billiton Group.This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages its businesses.Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

Except for the effect of the functional currency change, the financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Limited Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2001.

The results are unaudited.